

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2011

Via E-mail
Martin Shkreli
Chief Investment Officer
MSMB Capital Management LLC
330 Madison Avenue
6th Floor
New York, NY 10017

> **Re:** **AMAG Pharmaceuticals, Inc. ("AMAG" or "the Company")**
> **Preliminary Proxy Statement on Schedule 14A filed October 14, 2011**
> **Filed by MSMB Capital Management LLC, et al**
>
> **Additional Soliciting Materials filed pursuant to Rule 14a-12 on September 30, 2011 by MSMB Capital Management LLC, et al.**
> **File No. 001-10865**

Dear Mr. Shkreli:

We have reviewed the above listed filings and have the following comments.

General

1. In our March 16, 1994 Release No. 34-33768, we reminded registrants that although the proxy rules do not specify the number of days before the meeting by which registrants must make their proxy materials available for distribution to their beneficial owners, proxy materials "must be mailed sufficiently in advance of the meeting date to allow five business days for processing by the banks and brokers and an additional period to provide ample time for delivery of the material, consideration of the material by the beneficial owners, return of their voting instructions, and transmittal of the vote from the bank or broker to the tabulator." Given that the stockholder meeting is scheduled for Friday, October 21, 2011 at 9 a.m., EST, please provide us with an analysis as to why you believe your time frame in sending out your soliciting materials is timely and provides stockholders sufficient time to make an informed voting decision. In your response, indicate whether you intend to solicit all Company stockholders and how you intend to disseminate your proxy materials.

2. Please respond to our comments in our letter dated October 3, 2011 related to the definitive additional soliciting materials you filed on September 30, 2011.

3. We note that you have provided responses to our comments related to your preliminary consent statement but have not filed a revised preliminary consent statement. Please advise us of the status of your filing.

Reasons to Vote Against the Share Issuance Proposal, page 1

4. We note your response to prior comment 5 relating to the patent protection status of Folotyn. It has come to our attention that Folotyn is also the subject of a composition of matter patent that does not expire until 2017. Please revise your disclosure accordingly to reflect the composition of matter patent.

Background of the Solicitation, page 3

5. We note your response to prior comment 12 as well as your statements on page 3 that "MSMB is a leading investment firm focused on global healthcare and biotechnology opportunities and *long-term investments*" and that "MSMB is a *long-term stockholder* of the Company." In light of the numerous short sales with respect to the Company's common stock listed in Schedule 1, please qualify such statements by disclosing in the Background section your aggregate short position in the Company's common stock as of the most recent practicable date. Please also disclose how such figure is calculated. Please note that while Schedule 1 provides a list of past short sales, we do not consider Schedule 1 responsive to this comment.

Certain Information Regarding MSMB, Ironman and Ironman GP, page 14

6. We note your disclosure on page 14 indicating that MSMB is focused on global healthcare and biotechnology opportunities and long-term investments. Please reconcile this disclosure with your response to prior comment 10 indicating that MSMB and its affiliates are long/short focused hedge funds.

Schedules

7. Please update Schedule 1 to reflect any current transactions since October 7, 2011 to date.

8. Please update Schedule 2 to reflect your beneficial ownership in the common stock.

*　　*　　*

Please direct any questions to Nandini Acharya at 202.551.3495 or to me at 202.551.3444. You may also contact me via facsimile at 202.772.9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
Evan L. Greebel, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, NY 10022-2585